UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ________________
                                  SCHEDULE 13D

                                 Amendment No. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     Spectrum Information Technologies, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    847623303
                                 (CUSIP Number)


                                 Lawrence Powers
                                 P.O. Box 1006
                              New York, N.Y. 10268
                                 (914) 251-1800


                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                             Frederic M. Tudor, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                December 24, 1998
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.


                                  SCHEDULE 13D

CUSIP NO.    847623303                                      Page 2 of 11


(1)         NAMES OF REPORTING PERSONS.
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Lawrence M. Powers

(2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)     __X__

                                                                           (b)     _____

(3)         SEC USE ONLY

(4)         SOURCE OF FUNDS*

            PF

(5)         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               _____
            PURSUANT TO ITEMS 2(d) or 2(e)

(6)         CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.

                        (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES                       1,685,000
BENEFICIALLY
  OWNED BY              (8)     SHARED VOTING POWER
    EACH
  REPORTING                     1,685,000
   PERSON
    WITH                (9)     SOLE DISPOSITIVE POWER

                                1,685,000

                        (10)    SHARED DISPOSITIVE POWER

                                1,685,000

(11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,370,000

(12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
            (11) EXCLUDES CERTAIN SHARES*                              _____

(13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            47.8%

(14)        TYPE OF REPORTING PERSON*

            IN



                                  SCHEDULE 13D

CUSIP NO.    847623303                                      Page 3 of 11


(1)         NAMES OF REPORTING PERSONS.
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Powers & Co.

(2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)     __X__

                                                                           (b)     _____

(3)         SEC USE ONLY

(4)         SOURCE OF FUNDS*

            PF

(5)         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               _____
            PURSUANT TO ITEMS 2(d) or 2(e)

(6)         CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.

                        (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES                       0
BENEFICIALLY
  OWNED BY              (8)     SHARED VOTING POWER
    EACH
  REPORTING                     1,685,000
   PERSON
    WITH                (9)     SOLE DISPOSITIVE POWER

                                0

                        (10)    SHARED DISPOSITIVE POWER

                                1,685,000

(11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,370,000

(12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
            (11) EXCLUDES CERTAIN SHARES*                              _____

(13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            47.8%

(14)        TYPE OF REPORTING PERSON*

            IN



                                  SCHEDULE 13D

CUSIP NO.    847623303                                      Page 4 of 11


(1)         NAMES OF REPORTING PERSONS.
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Powers & Co.

(2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)     __X__

                                                                           (b)     _____

(3)         SEC USE ONLY

(4)         SOURCE OF FUNDS*

            PF

(5)         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               _____
            PURSUANT TO ITEMS 2(d) or 2(e)

(6)         CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.

                        (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES                       0
BENEFICIALLY
  OWNED BY              (8)     SHARED VOTING POWER
    EACH
  REPORTING                     1,685,000
   PERSON
    WITH                (9)     SOLE DISPOSITIVE POWER

                                0

                        (10)    SHARED DISPOSITIVE POWER

                                1,685,000

(11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,370,000

(12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
            (11) EXCLUDES CERTAIN SHARES*                              _____

(13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            47.8%

(14)        TYPE OF REPORTING PERSON*

            IN


Item 1.  Security and Issuer.

     The name of the issuer with respect to which this Schedule 13D is being filed is Spectrum Information Technologies, Inc. (hereinafter called the "Issuer"). The address of Issuer's principal executive offices is P.O. Box 1006, New York, New York 10268. This statement relates to Issuer's Common Stock, $.001 par value (the "Common Stock").

Item 2.  Identity and Background.

     (a) This Schedule 13D Amendment is being filed on behalf of Lawrence Powers, his son, Barclay Powers, and Powers & Co., a private family investment organization which is a sole proprietorship owned by Lawrence Powers.

     (b) Lawrence Powers' home address and the principal place of business of Powers & Co. is 47 Beech Road, Englewood, NJ 07631. Barclay Powers' home address and his principal place of business is 665 Walther Way, Los Angeles, CA 90049.

     (c) Lawrence Powers is the Chief Executive Officer and Chairman of the Board of Issuer. Lawrence Powers is the sole owner of Powers & Co., which has no officers. Barclay Powers is an independent film product and is a partner with Lawrence Powers in several investments.

     (d) None of Lawrence Powers, Barclay Powers, nor Powers & Co. has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Lawrence Powers, Barclay Powers, nor Powers & Co. has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Lawrence Powers and Barclay Powers are both United States citizens.

     On December 11, 1998 (the "Closing Date"), Issuer entered into a Stock Purchase Agreement with Powers & Co., a sole proprietor ship owned by Lawrence Powers, pursuant to which Powers & Co. purchased 3,000,000 shares of Common Stock and an option (the "Option") to acquire an additional 1,800,000 shares of Common Stock at an exercise price of $0.15 per share. The Option was exercisable from the Closing Date until December 11, 2003. Powers & Co. paid cash consideration of $600,000 at the closing from the personal funds of Lawrence Powers. At the closing, Lawrence Powers intended to transfer promptly a portion of the Common Stock and the Option to Maurice Schonfeld and to make the gifts of additional portions of the Common Stock and the Option, all as described below.

     On December 12, 1998, Powers & Co. transferred 500,000 shares of such Common Stock and a portion of the Option (representing the right to acquire 300,000 shares of Common Stock) to Maurice Schonfeld. The total amount paid by Mr. Schonfeld for the Common Stock and this portion of the Option was $100,000. The transfer to Mr. Schonfeld was effected by telecopy and the mail. On that same date Powers & Co. made a gift of 200,000 shares of its Common Stock and a portion of its Option (representing the right to acquire 80,000 shares of Common Stock) to Jon Gerber, a second cousin of Lawrence Powers. Transfer instructions to effectuate this gift were given on December 27, 1998.

     In addition, on December 12, 1998 Powers & Co. made gifts of (a) 995,000 shares of its Common Stock and a portion of its Option (representing the right to acquire 690,000 shares of Common Stock) to Barclay Powers, and (b) a total of 310,000 shares of its Common Stock and a portion of its Option (representing the right to acquire 40,000 shares of Common Stock) to four other individuals. Transfer instructions to effectuate these gifts were given on December 27, 1998. Lawrence Powers and Barclay Powers have a verbal understanding that the shares of Common Stock and the portion of the Option (and any Common Stock issued upon any exercise of such portion of the Option) gifted to Barclay Powers may be voted, exercised and disposed of by either of them.

     On December 12, 1998, Issuer also entered into a Stock Purchase Agreement with Robert Ingenito pursuant to which Mr. Ingenito purchased 500,000 shares of Common Stock and an option to acquire an additional 300,000 shares of Common Stock at an exercise price of $0.15 per share. Mr. Ingenito's option is exercisable from December 12, 1998 until December 12, 2003. The total purchase price paid by Mr. Ingenito for the Common Stock and his option was $100,000, which he paid from his own personal funds.

     In connection with the sale of the Common Stock and the Option to Powers & Co. on the Closing Date, Issuer's directors as of the Closing Date appointed Lawrence Powers a director of Issuer, and immediately thereafter Issuer's other directors resigned. Issuer's previous officers as of the Closing Date also resigned in connection with the transaction. Lawrence Powers, as the sole remaining member of the Board elected Lawrence Powers as Chairman and Chief Executive Officer and Mr. Gerber as Vice-President, Secretary and Treasurer. The new Board also appointed Mr. Ingenito to the Board. The prior Board was informed before the Closing Date of the intended transactions with Mr. Schonfeld and Mr. Ingenito described above.

     On December 21, 1998, Steven Gross, a former law firm colleague of Lawrence Powers, and his son, Jason Gross, each entered into a Stock Purchase Agreement with Issuer pursuant to which each purchased 250,000 shares of Common Stock and an option to acquire an additional 150,000 shares of Common Stock at an exercise price of $0.15 per share. These options are not exercisable until December 21, 1999 and may be exercised from such date until December 21, 2003. The total purchase price paid by Steven Gross for the Common Stock and his Option was $50,000, which was paid from family personal funds. The total purchase price paid by Jason Gross for the Common Stock and his Option was $50,000, which was paid from family personal funds.

     On December 24, 1998, (a) Powers & Co. exercised the remaining Option in its entirety and purchased 690,000 additional shares of Common Stock for $103,500 (from his personal funds), and (b) Barclay Powers exercised his option in its entirety and purchased 690,000 additional shares of Common Stock for $103,500 (from his personal funds which he received by gift from Lawrence Powers).

     As a result of the above transactions, each of Barclay Powers and Powers & Co. owns 1,685,000 shares of Common Stock and no options to acquire any additional shares.

     Lawrence Powers and Barclay Powers may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. However, each disclaims membership in a group with any of Messrs. Schonfeld, Gerber or Ingenito, or with any other investors or recipients of gifts indicated above.

Item 3.  Source and Amount of Funds or Other Consideration.

     The source of the consideration paid by Powers & Co. for (a) its initial purchase of Common Stock and the Option was $600,000, and (b) the exercise of all of its remaining Option was $103,500, in each case from the personal funds of Lawrence Powers. The source of the consideration paid by Barclay Powers for the exercise of all of his option was $103,500 from his personal funds which he received by gift from Lawrence Powers.

Item 4.  Purpose of Transactions

     Lawrence Powers and Barclay Powers acquired shares of Common Stock and the Option to obtain a controlling equity interest in Issuer, and except as noted below, currently intend to hold their shares of Common Stock for investment purposes.

     Lawrence Powers intends to change the strategic direction of Issuer to focus on Internet marketing. He also intends to propose at the next meeting of Issuer's shareholders that Issuer's Certificate of Incorporation be amended and restated to, among other things, change Issuer's name to "Siti-Sites.com, Inc.," to increase the number of authorized shares of Common Stock and to remove certain provisions thereof which Issuer's shareholders determine are no longer necessary or in the best interests of Issuer. Although certain marketing projects are currently being considered, no definitive plan or proposal has been formulated with respect to the foregoing. There can be no assurance as to the terms or the timing of any such plan or proposal. In addition, he plans to change Issuer's principal place of business in the near future. As indicated in
Item 2, Lawrence Powers and Barclay Powers have a verbal understanding that the shares of Common Stock owned by Barclay Powers may be voted and disposed of by either of them.

     Lawrence Powers and Barclay Powers intend continuously to review their investment in Issuer. In reaching any decision with respect to such investment, they will take into consideration various factors, such as Issuer's business prospects and financial position, other developments concerning Issuer, the price level of the Common Stock, conditions in the securities markets, and general economic and industry conditions. Depending upon the results of their review of any or all of the aforementioned factors, they may decide to purchase additional securities of Issuer or to dispose of all or a portion of their Common Stock.

     Except as set forth in Item 2 or in this Item 4, neither Lawrence Powers nor Barclay Powers has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D. However, Lawrence Powers and Barclay Powers reserve the right to propose or participate in future transactions that may result in one or more of such actions.

Item 5.  Interest in Securities of the Issuer.

     (a) Each of Barclay Powers and Powers & Co. directly owns 1,678,500 shares of Common Stock (See Item 2). Each of Lawrence Powers, Barclay Powers and Powers & Co. beneficially owns 3,370,000 shares of Common Stock (See Item 2). As indicated in Item 2, Lawrence Powers and Barclay Powers have a verbal understanding that the shares of Common Stock owned Barclay Powers may be voted and disposed of by either of them. This beneficial ownership represents approximately 47.8% of the Common Stock.

     (b) Lawrence Powers has sole voting power and dispositive power with respect to the shares of Common Stock owned by Powers & Co. As indicated in Item 2, Lawrence Powers and Barclay Powers share voting power and dispositive power with respect to the shares of Common Stock owned by Barclay Powers.

     (c) There have been no transactions in respect of the Common Stock during the past 60 days which are required to be reported in this Item 5 except as described in Item 2.

     (d) No person other than Lawrence Powers has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock owned by Powers & Co. No person other than Barclay Powers has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock owned Barclay Powers.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None, other than as described in Item 2.

Item 7.  Material to be Filed as Exhibits.

7.1 Stock Purchase Agreement between Powers & Co. and Spectrum Information Technologies, Inc. dated December 11, 1998, with exhibits, is incorporated by reference to Form 8-K filed by the Issuer on December 17, 1998.

     7.2  Joint Filing Agreement pursuant to Rule 13d-1(f).

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Lawrence M. Powers


Date:    January 12, 1999                /s/ Lawrence M. Powers

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              POWERS & CO.


Date:    January 12, 1999                     By:/s/ Lawrence M. Powers
                                              Name: Lawrence M. Powers
                                              Title: Owner

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Barclay Powers


Date:    January 12, 1999                    /s/ Barclay  Powers

                                  EXHIBIT 7.2

                             Joint Filing Agreement
                           Pursuant to Rule 13d-1(f)


     The undersigned hereby agree, pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, that the annexed Statement on
Schedule 13D and all amendments thereto shall be filed on behalf of each of them.


                                             Barclay Powers


Date:     January 12, 1999                   /s/ Barclay Powers
                                             -----------------------------


                                             Lawrence Powers


Date:     January 12, 1999                   /s/ Lawrence M. Powers
                                             -----------------------------


                                             POWERS & CO.


Date:     January 12, 1999                   By: /s/ Lawrence M. Powers
                                             -----------------------------
                                             Name:  Lawrence M. Powers
                                             Title: Owner